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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2026

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.

Publicly Held Company

CNPJ/MF: 07.689.002/0001-89

NIRE: 35.300.325.761

MATERIAL FACT

EMBRAER S.A. (“Company”), in accordance with article 157, §4 of Law 6,404 of December 15, 1976, as amended (“Brazilian Corporate Law”), as well as under Resolution No. 44 of August 23, 2021, as amended, hereby informs its shareholders and the market in general that it has engaged BTG Pactual Corretora de Títulos e Valores Mobiliários S.A., headquartered in the city of São Paulo at Avenida Brigadeiro Faria Lima, No. 3,477, 14th floor, part, registered under CNPJ No. 43.815.158/0001-22 (“Market Maker” or “BTG Pactual”), to act as Market Maker for its common shares (EMBJ3) on the B3 S.A. – Brasil, Bolsa, Balcão (“B3”), in accordance with CVM Resolution No. 133/2022, the B3 Trading Rules and the B3 Operational Procedures Manual, as well as other applicable rules and regulations.

The Market Maker Service Agreement entered into between the Company and BTG Pactual (“Agreement”) aims to foster liquidity of the Company’s common shares. The Agreement will be effective for a period of 12 (twelve) months from its execution date and may be renewed upon mutual agreement of the parties. The Market Maker’s activities will commence on January 13, 2026.

As of this date, the Company has 722,766,139 (seven hundred twenty-two million, seven hundred sixty-six thousand, one hundred thirty-nine) common shares outstanding in the market and informs that it has not entered into any agreement governing the exercise of voting rights or the purchase and sale of securities issued by the Company with the Market Maker.

São José dos Campos, January 12, 2026.

Antonio Carlos Garcia
Executive Vice President, Financial & Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 12, 2026

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations